UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,442,569 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,442,569 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,442,569 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% of the Ordinary Shares[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 2 of 10 Pages

CUSIP No. 23306J101
1	Name of Reporting Person Innobio FPCI
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 226,133 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 226,133 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% of the Ordinary Shares[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 3 of 10 Pages

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance Investissement S.A.S.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 226,133 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 226,133 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,133 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% of the Ordinary Shares[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 4 of 10 Pages

CUSIP No. 23306J101
1	Name of Reporting Person Caisse des Dépôts
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,668,702 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,668,702 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,668,702 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 5 of 10 Pages

CUSIP No. 23306J101
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,668,702 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,668,702 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,668,702 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 6 of 10 Pages

CUSIP No. 23306J101
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,668,702 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,668,702 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,668,702 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares[6]

14	Type of Reporting Person (See Instructions) OO

[6]	Percentage of class is calculated based on 54,929,187 Ordinary Shares outstanding as of December 31, 2020, as reported by DBV Technologies S.A. on January 5, 2021.

Page 7 of 10 Pages

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Bpifrance Participations S.A. (“Bpifrance Participations”), Innobio FPCI (“Innobio”), Bpifrance Investissement S.A.S. (“Investissement”), Caisse des Dépôts (“CDC”), EPIC Bpifrance (“EPIC” ), and Bpifrance S.A. (“Bpifrance”) (collectively, the “Reporting Persons”) on April 12, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 7, 2018, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 9, 2019, and as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 15, 2019 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) Innobio FPCI, a fonds professionnel de capital investissement (“Innobio”), (iii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iv) CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France (“CDC Croissance”), (v) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (vi) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vii) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Participations, Innobio, Bpifrance Investissement, CDC Croissance, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC Croissance is 209, rue de l’Université, 75007 Paris. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Innobio, Bpifrance Investissement, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a subsidiary owned at 99.99% by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

Bpifrance S.A. may be deemed to be the beneficial owner of shares held by Bpifrance Participations, indirectly through its 99.99% ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of shares held by Bpifrance Participations, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Innobio is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 10 Pages

Item 5	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c)	Bpifrance Participations purchased 214.419 additional shares of DBV Technologies S.A. on February 4, 2020 as part of an underwritten global offering commenced by the Company.

Between January 15, 2021 and January 22, 2021, CDC Croissance S.A., a wholly-owned subsidiary of CDC, sold 150,000 Ordinary Shares it previously held directly and no longer holds any shares of DBV Technologies S.A.

Date	Shares	Per Share Average Price		How Effected
January 15, 2021	75,000	EUR	8.6598	Open Market
January 18, 2021	15,000	EUR	10.3826	Open Market
January 19, 2021	15,000	EUR	12.1781	Open Market
January 20, 2021	14,850	EUR	10.9827	Open Market
January 21, 2021	15,075	EUR	10.8169	Open Market
January 22, 2021	15,075	EUR	9,9589	Open Market

Total	:	150,000

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021
Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Innobio FCPI

	By:	/s/ Laurent Arthaud
	Name:	Laurent Arthaud
	Title:	Associate Director in charge of Funds (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse des Dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Page 10 of 10 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT S.A.S.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

NAOMI PERES	Director, Deputy General Secretary for Public Investment

4

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

5